Capitalisation and Indebtedness	Exhibit 99.4

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2012. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 31 December 2012

Share capital of Barclays Bank PLC	(000)

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	75

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	100

Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000

Preference shares - issued and fully paid shares of €100 each	240

Group shareholders’ equity	£m

Called up share capital	2,402

Share premium account	12,092

Other reserves	2,653

Other shareholders’ funds	646

Retained earnings	42,245
Shareholders’ equity excluding non-controlling interests	60,038

Non-controlling interests	2,856
Total shareholders’ equity	62,894

Group indebtedness (1)

Subordinated liabilities	24,422

Debt securities in issue(2)	119,581
Total indebtedness	144,003
Total capitalisation and indebtedness	206,897

Group contingent liabilities

Securities lending arrangements	-

Guarantees and letters of credit pledged as collateral security	15,855

Performance guarantees, acceptances and endorsements	6,406

Total contingent liabilities	22,261

Documentary credits and other short-term trade related transactions	1,027

Standby facilities, credit lines and other commitments	247,816

1.	“Group indebtedness” includes interest accrued as at 31 December 2012 in accordance with International Financial Reporting Standards.
2.	In addition to this there were £58,169 million of debt securities in issue accounted for on a fair value basis as at 31 December 2012.

Barclays Bank PLC	1